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                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                 Publicly Traded Company with Authorized Capital
                         CNPJ/MF No. 47.508.411/0001-56




MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 01, 2006


On the first day of the month of December of 2006, at 04:00 p.m. at the headquarters of the Company at Av. Brigadeiro Luiz Antonio, no. 3.142, in this Capital City of the State of Sao Paulo, the members of the Board of Directors met after being called up by the Chairman, being attended by its members who signed these minutes. After taking over the meeting, the Chairman of the Board of Directors, Abilio dos Santos Diniz, invited me, Marise Rieger Salzano to act as secretary. Declaring the meeting open, the Chairman informed that the Board Members must deliberate about the changes to be made to the General Plan for the Granting of Share Purchasing Options to buy shares of the Companhia Brasileira de Distribuicao - "Acoes Com Acucar" ("Plan"). After discussions, the members highlighted the following points:

1 - Option Grants.

1.1 - The options may be of two types: Silver and Gold. The Gold options are entailed to the accomplishment of specific performance goals.

2 - Earning the Entitlement to Exercise the Option.

2.1 - This entitlement may be exercised as of the thirty-sixth month to the forty-eighth month, counted as of the date of the Joining up Agreement, thus ending the series corresponding to that fiscal year.

3 - Share Purchasing Price.

3.1 - The grant price for the Gold purchase option shall be of R$0.01 per lot of one thousand (1000) preferred class shares. The grant price for the Silver purchase option shall correspond to the average of the closing price regarding the trades made with preferred class stock executed over the last twenty Bovespa trading sessions prior to the date of the deliberation of the grant prices, with a discount of twenty (20%) percent.


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Once  the  paramount  points  were  expounded,  and  once  all  doubts  had been clarified, the changes to the Plan were unanimously approved by those present. The members also approved the terms for the Purchase Option of the Company's Shares in effect until the 2005 base year, for fiscal 2006, which shall remain in effect until series 10 shares are extinguished, maintaining all the entitlements and obligations that may have been entailed to them.

Pursuant to the provisions of the Plan, the Board Members took advantage of the meeting to appoint as members of the Plan Administration Committee Messrs. Abilio dos Santos Diniz, Brazilian national, married, business administrator by profession, bearer of ID Card RG no. 1.965.961, SSP/SP, enrolled in the CNPJ/MF under no. 101.454.918-20; Cassio Casseb Lima, Brazilian national, married, a production engineer by profession, bearer of ID Card RG no. 7.666.225, SSP/SP, enrolled in the CNPJ/MF under no. 008.377.188-30, Eneas Cesar Pestana Neto, Brazilian national, married, an accountant by profession, bearer of ID Card RG no. 11.383.698-3, SSP/SP, enrolled in the CNPJ/MF under no. 023.327.978-40, Maria Aparecida Fonseca, Brazilian national, divorced, a mathematics teacher by profession, bearer of ID Card RG no. 5.500.897, SSP/SP, enrolled in the CNPJ/MF under no. 987.331.508-00, all of whom are domiciled in this Capital City of the State of Sao Paulo at Av. Brigadeiro Luis Antonio n(0) 3172.

There being nothing else to discuss, the meeting was declared closed and these minutes were drawn up. Said minutes were read and found to be correct, being signed by all those attending. Sao Paulo, December 01, 2006. Chairman: Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signed: Abilio dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Candido Botelho Bracher, Francis Andre Mauger and Henri Phillippe Reischstul.

                         Exact Likeness of the Original





                              Marise Rieger Salzano
                                    Secretary


Andreia de Almeida Brito de Lima
Brazilian Bar OAB/SP no. 156.448